                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

================================================================================

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 29)(1)

                              Katy Industries, Inc.
                              ---------------------
                                (Name of Issuer)

                   Common Stock, One Dollar ($1.00) par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    486026107
                                    ---------
                                 (CUSIP Number)

                               Jonathan P. Johnson
                                    President
                                    CRL, Inc.
                      7505 Village Square Drive, Suite 200
                              Castle Rock, CO 80108
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                               Page 1 of 20 Pages

CUSIP No. 486026107                                  13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Wallace E. Carroll, Jr.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                            199,347
8            SHARED VOTING POWER                                                                        2,921,636
9            SOLE DISPOSITIVE POWER                                                                       199,347
10           SHARED DISPOSITIVE POWER                                                                   2,921,636

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               3,120,983
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              37.3%
14           TYPE OF REPORTING PERSON*                                                                         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 20 Pages

CUSP No. 486026107                                   13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Amelia M. Carroll
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                             10,837
8            SHARED VOTING POWER                                                                        3,136,146
9            SOLE DISPOSITIVE POWER                                                                        10,837
10           SHARED DISPOSITIVE POWER                                                                   3,136,146

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               3,146,983
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              37.6%
14           TYPE OF REPORTING PERSON*                                                                         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 20 Pages

CUSP No. 48602107                                    13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace E. Carroll Trust U/A Dated 7/1/57
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                              2,151
8            SHARED VOTING POWER                                                                        2,073,436
9            SOLE DISPOSITIVE POWER                                                                         2,151
10           SHARED DISPOSITIVE POWER                                                                   2,073,436

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               2,075,587
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              24.8%
14           TYPE OF REPORTING PERSON*                                                                         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 20 Pages

CUSP No. 486026107                                   13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not Applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                            603,000
8            SHARED VOTING POWER                                                                        2,073,436
9            SOLE DISPOSITIVE POWER                                                                       603,000
10           SHARED DISPOSITIVE POWER                                                                   2,073,436

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               2,676,436
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                                                   / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              32.0%
14           TYPE OF REPORTING PERSON*                                                                         OO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                               Page 5 of 20 Pages

CUSP No. 486026107                                   13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace E. Carroll Trust U/A Dated 1/20/61
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                             11,881
8            SHARED VOTING POWER                                                                               -0-
9            SOLE DISPOSITIVE POWER                                                                        11,881
10           SHARED DISPOSITIVE POWER                                                                          -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                  11,881
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                       Less than 1%
14           TYPE OF REPORTING PERSON*                                                                         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 20 Pages

CUSP No. 486026107                                   13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Lelia H. Carroll Trust U/A Dated 7/12/62
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                            180,661
8            SHARED VOTING POWER                                                                               -0-
9            SOLE DISPOSITIVE POWER                                                                       180,661
10           SHARED DISPOSITIVE POWER                                                                          -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                 180,661
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                               2.2%
14           TYPE OF REPORTING PERSON*                                                                         00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 20 Pages

CUSP No. 486026107                                   13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             CRL, Inc.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                          2,073,436
8            SHARED VOTING POWER                                                                               -0-
9            SOLE DISPOSITIVE POWER                                                                     2,073,436
10           SHARED DISPOSITIVE POWER                                                                          -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               2,073,436
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              24.8%
14           TYPE OF REPORTING PERSON*                                                                         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 20 Pages

CUSP No. 486026107                                   13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace Foundation
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                             32,910
8            SHARED VOTING POWER                                                                               -0-
9            SOLE DISPOSITIVE POWER                                                                        32,910
10           SHARED DISPOSITIVE POWER                                                                          -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                  32,910
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                       Less than 1%
14           TYPE OF REPORTING PERSON*                                                                         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 20 Pages

CUSP No. 486026107                                   13D

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
             F/B/O the descendants of Wallace E. Carroll, Jr.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                          (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             NOT APPLICABLE
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                                / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                                              6,760
8            SHARED VOTING POWER                                                                               -0-
9            SOLE DISPOSITIVE POWER                                                                         6,760
10           SHARED DISPOSITIVE POWER                                                                          -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                   6,760
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                                  / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                       Less than 1%
14           TYPE OF REPORTING PERSON*                                                                         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 20 Pages

                                AMENDMENT NO. 29
                                 TO SCHEDULE 13D

          This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

          This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll; The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace
E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants; The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants (the "62 Trust"); CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace
E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of May 15, 2002 filed as Exhibit F to Amendment No. 28 to this amended statement.

Item 4.   Purpose of Transaction.

       Item 4 is hereby amended as follows:

          On August 22, 2002, CRL and Mr. Carroll entered into a Stock Sale Plan (the "Rule 10b5-1 Plan") with U.S. Bancorp Piper Jaffray Inc. (the "Broker") intended to comply with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended, pursuant to which CRL intends to sell up to an aggregate of 78,000 Shares it owns. Pursuant to the Rule 10b5-1 Plan, the Broker is to effect the sale of the Shares pursuant to the terms set forth in the Rule 10b5-1 Plan beginning on September 3, 2002, and CRL and Mr. Carroll shall have no authority, influence or control over such sales. The Rule 10b5-1 Plan shall terminate upon the earlier of November 30, 2002 or the death of Mr. Carroll. CRL and Mr. Carroll may terminate or amend the Rule 10b5-1 Plan at any time if they are not aware of any material non-public information regarding the Issuer at the time of such termination or amendment, as the case may be. The Rule 10b5-1 Plan does not restrict CRL or Mr. Carroll from trading in securities of the Issuer outside of the Rule 10b5-1 Plan.

          The sales of Shares pursuant to the Rule 10b5-1 Plan will be conducted in accordance with Rule 144 under the Securities Act of 1933, as amended. The Issuer has acknowledged the Rule 10b5-1 Plan and may suspend the sales pursuant thereto at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of the New York Stock Exchange, or contractual or accounting requirements in connection with acquisitions or dispositions by the Issuer or the Issuer's purchases or sales of its securities. As previously disclosed in this amended statement, the Shares to be sold pursuant to the Rule 10b5-1 Plan have been pledged by CRL to The Northern Trust Company ("Northern Trust") to secure the prompt and complete payment and performance when due of all of CRL's obligations under the Second Amended and Restated Credit Agreement effective as of August 31, 2002 by and between CRL and Northern Trust and the Pledge Agreement dated as of December 31, 1993, as amended, by and between CRL and Northern Trust (collectively, the "Credit Agreements"), each of which, as amended, was previously filed as an exhibit to this amended statement. Northern Trust has acknowledged the Rule 10b5-1 Plan and has consented to the sale of the Shares by CRL pursuant to the terms thereof; provided, however, that unless otherwise agreed by Northern Trust, the Broker shall forward all proceeds from the sale of Shares pursuant to the Rule 10b5-1 Plan directly to Northern Trust.

          The descriptions of the Rule 10b5-1 Plan and the Credit Agreements are qualified in their entirety by the provisions thereof attached as Exhibit A to this amended statement and as previously filed as exhibits to this amended statement, respectively.

                               Page 11 of 20 Pages

          The 62 Trust intends to dispose of up to 100,000 Shares it owns by distributing such Shares to its beneficiaries (the "Distribution"). The Distribution is being made to distribute a portion of the assets of the 62 Trust to the beneficiaries thereof for financial planning purposes. The Distribution is expected to be completed on or before October 31, 2002.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended as follows:

          The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement. The dispositions of Shares by CRL pursuant to the Rule 10b5-1 Plan and by the 62 Trust pursuant to the Distribution are not reflected on the cover pages to this amended statement.

          The description of the Rule 10b5-1 Plan and the Distribution set forth in Item 4 above is incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

       Item 6 is hereby amended as follows:

          The description of the Rule 10b5-1 Plan and the Distribution set forth in Item 4 above is incorporated herein by reference in its entirety.

Item 7.   Material to be filed as Exhibits.

       Item 7 is hereby amended as follows:

          In accordance with subparagraph 3 of Item 7, the following exhibit is attached hereto:

EXHIBIT A - Stock Sale Plan dated August 22, 2002 by and between CRL, Mr. Carroll and the Broker and acknowledged by the Issuer and Northern Trust.

                                    * * * * *

                               Page 12 of 20 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: August 27, 2002


                                    WALLACE E. CARROLL TRUST
                                    U/A Dated July 1, 1957 F/B/O
                                    Wallace E. Carroll, Jr. and his
                                    descendants

                                                      *
                                    --------------------------------------------
                                    Wallace E. Carroll, Jr., Trustee

                                                      *
                                    --------------------------------------------
                                    Amelia M. Carroll, Trustee

                                                      *
                                    --------------------------------------------
                                    Philip E. Johnson, Trustee


                                    WALLACE E. AND LELIA H. CARROLL TRUST
                                    U/A Dated May 1, 1958 F/B/O
                                    Wallace E. Carroll, Jr. and his
                                    descendants

                                                      *
                                    --------------------------------------------
                                    Wallace E. Carroll, Jr., Trustee

                                                      *
                                    --------------------------------------------
                                    Amelia M. Carroll, Trustee

                                                      *
                                    --------------------------------------------
                                    Philip E. Johnson, Trustee


                                    WALLACE E. CARROLL TRUST
                                    U/A Dated January 20, 1961 F/B/O
                                    Wallace E. Carroll, Jr. and his
                                    descendants

                                                      *
                                    --------------------------------------------
                                    Wallace E. Carroll, Jr., Trustee

                                                      *
                                    --------------------------------------------
                                    Amelia M. Carroll, Trustee

                                                      *
                                    --------------------------------------------
                                    Philip E. Johnson, Trustee

                                    LELIA H. CARROLL TRUST
                                    U/A Dated July 12, 1962 F/B/O
                                    Wallace E. Carroll, Jr. and his
                                    descendants

                                                      *
                                    --------------------------------------------
                                    Wallace E. Carroll, Jr., Trustee

                                                      *
                                    --------------------------------------------
                                    Amelia M. Carroll, Trustee

                                                      *
                                    --------------------------------------------
                                    Philip E. Johnson, Trustee


                                    THE WALLACE FOUNDATION

                                                      *
                                    --------------------------------------------
                                    Wallace E. Carroll, Jr., Trustee

                                                      *
                                    --------------------------------------------
                                    Amelia M. Carroll, Trustee


                                    SUBTRUSTS UNDER THE WALLACE E.
                                    CARROLL TRUST
                                    U/A Dated December 20, 1979 F/B/O the
                                    descendants of Wallace E. Carroll, Jr.

                                                      *
                                    --------------------------------------------
                                    Wallace E. Carroll, Jr., Trustee

                                                      *
                                    --------------------------------------------
                                    Amelia M. Carroll, Trustee

                                                      *
                                    --------------------------------------------
                                    Philip E. Johnson, Trustee


                                                      *
                                    --------------------------------------------
                                    WALLACE E. CARROLL, JR.


                                                      *
                                    --------------------------------------------
                                    AMELIA M. CARROLL


                                    CRL, INC.

                                    /s/ Jonathan P. Johnson
                                    --------------------------------------------
                                    Jonathan P. Johnson, President


                                    *By:   /s/ Jonathan P. Johnson
                                           -------------------------------------
                                           Jonathan P. Johnson
                                           Attorney-in-fact

                                                                       EXHIBIT A

                                 STOCK SALE PLAN

     This Stock Sale Plan (this "Plan") is entered into this 22nd day of August, 2002 between CRL, Inc. (the "Participant") and U.S. Bancorp Piper Jaffray Inc. (the "Broker").

                                    RECITALS

     The Participant desires to establish this Plan to systematically sell shares of common stock, par value $1.00 per share (the "Stock"), of Katy Industries, Inc. (the "Issuer") in accordance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as further set forth herein.

     The Participant is the record owner of the Stock. Mr. Wallace E. Carroll, Jr. ("Mr. Carroll") controls the Participant, and as such is a beneficial owner of the Stock. For purposes hereof, Mr. Carroll shall be deemed a Participant. Mr. Carroll is a member of the Board of Directors of the Issuer.

     The Participant desires to engage the Broker to effect sales of shares of the Stock in accordance with this Plan.

     The Stock is principally traded on the New York Stock Exchange (the "Exchange").

                                    AGREEMENT

     Therefore, the Participant and the Broker hereby agree as follows:

     1. PLANNED TRANSACTIONS. The Broker shall effect sales of the Stock (each a "Planned Transaction") as follows:

          (a) Commencing on September 3, 2002 and continuing through September 6, 2002, or the date of termination of this Plan, if earlier, on each day on which the Stock trades regular way on the Exchange (a "Trading Day") enter a limit order for 1,200 shares at a minimum price of $4.00 per share.

          (b) If at least 1,000 shares have been sold in a week: commencing on Monday of the succeeding week and continuing through Friday of the succeeding week, or the date of termination of this Plan, if earlier, on each Trading Day enter a limit order for 1,200 shares at a minimum price $0.25 per share greater than the preceding week.

          (c) If less than 1,000 shares have been sold in a week: commencing on Monday of the succeeding week and continuing through Friday of the succeeding week, or the date of termination of this Plan, if earlier, on each Trading Day enter a limit order for 1,200 shares at the same minimum price as the preceding week.

     2. EFFECTIVE DATES. This Plan shall become effective on the date hereof and shall terminate on the earliest to occur of (check as many as apply):

     / / the termination of the Participant's position as a (director) (officer) of the Issuer;
     / /  aggregate sale proceeds of $________ having been received;
     / /  ______ shares of Stock having been sold;
     /X/  November 30, 2002; or
     /X/  the death of Mr. Carroll.

     Notwithstanding the foregoing provision of this Paragraph 2, the Participant may terminate this Plan at any time by providing written notice of termination prior to the requested date of termination. In order to terminate this Plan prior to the termination date set forth above, Participant must certify to the Issuer that he is not aware of any material non-public information regarding the Issuer at the time of such termination.

     3. UNFILLED SALES. The Participant understands that if the Broker is not able to effect part or all of a Planned Transaction consistent with ordinary principles of best execution or due to a market disruption or a legal, regulatory, or contractual restriction applicable to the Broker (an "Unfilled Sale"), then Broker shall, except as otherwise provided in Section 15 of this Plan, effect such Planned Transaction, or part thereof, as promptly as practical, consistent with ordinary principles of best execution and after the cessation or termination of any such market disruption, applicable restriction, or other event, provided that no such Planned Transaction shall be effected after the termination of this Plan.

     4. PARTICIPANT'S REPRESENTATIONS AND WARRANTIES. The Participant represents and warrants that it:

          (a) is not currently aware of any material non-public information with respect to the Issuer or any securities of the Issuer (including the Stock);

          (b) other than a lien on the shares of Stock in favor of the Northern Trust Company, is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from conducting the Planned Transactions in accordance with this Plan;

          (c) is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b5-1;

          (d) other than a lien in favor of The Northern Trust Company, owns free and clear of any liens, claims, encumbrances or other restrictions the shares of Stock to be sold under this Plan;

          (e)  is an affiliate of the Issuer for purposes of SEC Rule 144;

          (f) is currently able to purchase and sell shares of Stock in accordance with the Issuer's insider-trading policies and has obtained the approval of the Issuer's General Counsel (or other appropriate compliance officer) to enter into this Plan at this time, which approval is evidenced below by the Issuer's acknowledgement hereof;

          (g) has not entered into or altered a corresponding or hedging transaction or position with respect to the Stock; and

          (h) has had an opportunity to consult with its own advisors as to the legal (including this Plan's compliance with Rule 10b5-1 and applicable state law), tax, business, financial, accounting and related aspects of this Plan, including potential application of Section 16(b) of the Exchange Act to any transaction (whether or not under this Plan) engaged in by the Participant or on Participant's behalf.

     5. NEW RESTRICTIONS. The Participant shall immediately notify the Broker if the Participant becomes subject to a legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from making Planned Transactions under this Plan, and, in such a case, the Participant and the Broker shall cooperate to amend or otherwise revise this Plan to take account of the restriction or undertaking (but neither party shall be obligated to take any action that would be inconsistent with SEC Rule 10b5-1(c)).

     6. COMPLIANCE WITH RULE 10b-5. It is the parties' intent that this Plan comply with the requirements of SEC Rule 10b5-1(c)(1) and this Plan shall be interpreted to comply with the requirements thereof. Any provision of this Plan that cannot be construed in accordance with Rule 10b5-1(c) shall be void. Participant acknowledges and agrees that, except for the instructions set forth in this Plan, after the date of this Plan Participant does not have authority, influence or control over any Planned Transactions, and will not attempt to exercise any authority, influence or control over such Planned Transactions.

     7. RULE 144. If the Participant is an "affiliate" of the Issuer for purposes of SEC Rule 144, as represented by the Participant above, then the Broker agrees to conduct all Planned Transactions in accordance with the manner-of-sale requirement of Rule 144, and in no event shall the Broker effect any such Planned Transaction if it would exceed the then-applicable volume limitation under Rule 144, assuming that the sales under this Plan are the only sales subject to that limitation. The Participant agrees not to take, and agrees to cause any person or entity with which it would be required to aggregate sales of Stock under paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause any such sale not to comply with Rule 144. The Participant will be responsible for making all required Form 144 filings.

     8. SUSPENSION OF PLAN. The Participant acknowledges that the Issuer may suspend the Planned Transactions at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of the Exchange, or contractual or accounting requirements in connection with acquisitions or dispositions by the Issuer or the Issuer's purchases or sales of its securities. Any such suspension shall be communicated to the Broker in writing by the Issuer's General Counsel or other appropriate compliance officer.

     9. BROKER'S USE OF INFORMATION. The Broker agrees not to use any information about the Planned Transactions in connection with purchases or sales of, or trading in, any securities of the Issuer, or derivative securities thereof, or provide other people with such information or recommend that other people buy or sell securities based upon such information.

     10. FILINGS. The Participant agrees to make all filings required under Sections 13(d), 13(g) and 16 of the Exchange Act (E.G., Forms 4 and 5) with respect to the Planned Transactions. The Broker shall have no responsibility for any such filings; provided, however, that the Broker shall promptly inform Participant of any transactions effected under this Plan so that Participant may timely file any required filings under the Exchange Act.

     11. PUBLIC DISCLOSURE. The Participant agrees that the Issuer, in its discretion, may publicly disclose the existence and terms of this Plan.

     12. EFFECT OF STOCK SPLITS, ETC. All share numbers and dollar amounts set forth in this Plan shall automatically be adjusted to reflect stock splits, stock dividends, and similar events occurring after the date hereof.

     13. OTHER TRADES IN SECURITIES OF THE ISSUER. The Participant may trade in securities of the Issuer in addition to the Planned Transactions, provided that the Participant complies with the insider-trading policies of the Issuer and applicable regulatory requirements and the Participant does not enter into or alter a corresponding or hedging transaction or position with respect to this Plan. The Participant agrees to promptly notify the Broker of any transaction in the Stock by the Participant other than a Planned Transaction pursuant to this Plan.

     14. LIEN. Broker acknowledges that there exists a lien against the Stock in favor of The Northern Trust Company (the "Bank"). Broker agrees that, unless otherwise authorized by the Bank, all proceeds of Planned Transactions shall be forwarded directly to the Bank. The Bank agrees to provide to Broker stock certificates necessary to complete all Planned Transactions and wiring instructions for transfer of funds and consents to the transactions contemplated by this Plan. Certificates are to be sent to the following:

          Mr. Steven S. Schindler
          Piper Jaffray Inc.
          1050 17th Street, Suite 2100
          Denver, Colorado  80265

     15. TRADING RESTRICTIONS. Broker agrees that if Issuer enters into a transaction that results, in Issuer's good faith determination, in the imposition of trading restrictions on the Participant, such as a stock offering requiring an affiliate lock-up ("Issuer Restriction"), and if Issuer and Participant shall provide Broker at least three (3) days' prior written notice signed by Issuer and Participant and confirmed by telephone of such trading restrictions (Attn: Steven Schindler; Fax No. (303)820-5788; Tel:
(303)820-5726), then Broker will cease effecting Planned Transactions under this Plan until notified in writing by Issuer and Participant that such restrictions have terminated. Broker shall resume effecting Planned Transactions in accordance with this Plan as soon as practicable after the cessation or termination of an Issuer Restriction. Any Unfilled Sales, and any Planned Transactions that would have been executed in accordance with the terms of Paragraph 1 above, but are not executed due to the existence of an Issuer Restriction, shall be deemed to be cancelled and shall not be effected pursuant to this Plan.

     16. AMENDMENTS TO THE PLAN. This Plan may be amended only by a writing executed by the Participant and the Broker that is acknowledged by the Issuer. Any such writing shall contain the Participant's representation that it (i) knows of no material non-public information regarding the Issuer or any of its securities (including the Stock) as of the date thereof and (ii) has not entered into or altered a corresponding or hedging transaction or position with respect to the Stock.

     17. COUNTERPARTS. This Plan may be executed in counterparts and all such counterparts taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.

                                       PARTICIPANT:  CRL, INC.


                                       By: /s/ Jonathan P. Johnson
                                          --------------------------------------
                                       Its: President
                                           -------------------------------------


                                       PARTICIPANT:

                                       /s/ Wallace E. Carroll, Jr.
                                       -----------------------------------------
                                       Wallace E. Carroll, Jr.


                                       BROKER: U.S. BANCORP PIPER JAFFRAY INC.


                                       By: /s/ Steven S. Schindler
                                          --------------------------------------
                                       Its:
                                           -------------------------------------


Acknowledged by:                       Acknowledged by:

ISSUER: KATY INDUSTRIES, INC.          THE NORTHERN TRUST COMPANY


By: /s/ Amir Rosenthal                 By: /s/ Olga Georgiev
   --------------------------------       --------------------------------------
Its: Vice President                    Its: Vice President
    -------------------------------        -------------------------------------

                                 Stock Sale Plan
                                  Notarization



STATE OF Colorado          )
                           )ss.:
COUNTY OF Douglas          )


     On the 13th day of August, 2002, before me personally came Jonathan Johnson to me known, who, being by me duly sworn, did execute the above instrument.

                                            /s/ R.A. Knapp
                                            ------------------------------
                                                 Notary Public

[Notarial Seal]                             My commission expires 6-23-05


STATE OF Colorado          )
                           )ss.:
COUNTY OF Douglas          )


     On the 13th day of August, 2002, before me personally came Wallace E. Caroll, Jr. to me known, who, being by me duly sworn, did execute the above instrument.

                                            /s/ R.A. Knapp
                                            ------------------------------
                                                 Notary Public


[Notarial Seal]                             My commission expires 6-23-05